FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of April, 2005

                          GRANITE MORTGAGES 04-2 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-2 PLC

                                     By:  L.D.C. Securitisation Director No. 2

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: June 9, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: June 9, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: June 9, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-2 PLC
--------------------------


Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3
Plc Granite Mortgages 04-1 Plc, Granite Finance Trustees Limited, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc,
Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 April 2005 - 30 April 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans
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Number of Mortgage Loans in Pool                   333,713

Current Balance - Trust Mortgage Assets      (GBP)31,510,419,778

Current Balance - Trust Cash and other Assets(GBP)1,330,999,213

Last Months Closing Trust Assets             (GBP)26,366,183,821

Funding share                                (GBP)18,607,050,762

Funding 2 share                              (GBP)4,210,421,237

Funding and Funding 2 share                  (GBP)22,817,471,999

Funding and Funding 2 Share Percentage             69.48%

Seller Share*                                (GBP)10,023,946,991

Seller Share Percentage                            30.52%

Minimum Seller Share (Amount)*               (GBP)2,053,841,292

Minimum Seller Share (% of Total)                   6.25%

Excess Spread last quarter annualised (% of Total) 0.53%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
               Number     Principal (GBP)      Arrears (GBP) By Principal (%)

< 1 Month      328,170     30,983,752,528             0         98.33%

> = 1 < 3 Months 4,631       450,110,838          3,879,726      1.43%

> = 3 < 6 Months 713         60,890,145           1,367,747      0.19%

> = 6 < 9 Months 168         13,207,247            551,913       0.04%

> = 9 < 12 Months 27          2,142,344            129,857       0.01%

> = 12 Months     4            316,676             29,070        0.00%

Total          333,713     31,510,419,778         5,958,313     100.00%
------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                                Number        Principal (GBP) Arrears (GBP)

Total (since inception)          385             25,828,827    1,269,215
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                          143

Number Brought Forward                                            110

Repossessed (Current Month)                                       33

Sold (since inception)                                            242

Sold (current month)                                              16

Sale Price / Last Loan Valuation                                 1.06

Average Time from Possession to Sale (days)                       134

Average Arrears at Sale                                       (GBP)3,025

Average Principal Loss (Since inception)*                      (GBP)166

Average Principal Loss (current month)**                      (GBP)1,208

MIG Claims Submitted                                               6

MIG Claims Outstanding                                             0

Average Time from Claim to Payment                                41
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month. Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
------------------------------------------------------------------------------
                                               Number     Principal (GBP)

Substituted this period                        68,777   (GBP)7,602,334,598

Substituted to date (since 26 March 2001)     631,014   (GBP)56,601,148,674
------------------------------------------------------------------------------
CPR Analysis

------------------------------------------------------------------------------
                                                              % of CPR

Current Month % of CPR - Removals*                             60.70%

Previous Month % of CPR - Removals*                            58.30%

Current Month % of CPR - Non-Removals**                        39.30%

Previous Month % of CPR - Non-Removals**                       41.70%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

------------------------------------------------------------------------------
                                               Monthly     Annualised

Current Month CPR Rate - Total                  4.91%        45.31%

Previous Month CPR Rate - Total                 4.40%        41.72%
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------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                  22.99

Weighted Average Remaining Term (by value) Years              20.86

Average Loan Size                                          (GBP)94,424

Weighted Average LTV (by value)                              75.24%

Weighted Average Indexed LTV (by value)                      65.36%

Non Verified (by value)                                      41.22%
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Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                      51.63%

Together (by balance)                                        22.07%

Capped (by balance)                                           0.56%

Variable (by balance)                                        22.23%

Tracker (by balance)                                          3.52%

Total                                                        100.0%
------------------------------------------------------------------------------

Geographic Analysis
------------------------------------------------------------------------------
               Number        % of Total         Value (GBP) % of Total

East Anglia     6,598           1.98%            629,039,116     2.00%

East Midlands  23,392           7.01%           1,998,784,362    6.34%

Greater London 40,254          12.06%           6,162,551,161   19.56%

North          35,147          10.53%           2,201,017,357    6.99%

North West     44,468          13.33%           3,399,309,268   10.79%

Scotland       43,204          12.95%           2,967,608,218    9.42%

South East     49,528          14.84%           6,375,392,661   20.23%

South West     21,418           6.42%           2,270,572,617    7.21%

Wales          13,740           4.12%           1,050,680,676    3.33%

West Midlands  21,868           6.55%           1,954,566,807    6.20%

Yorkshire      34,096          10.22%           2,500,897,535    7.94%

Total          333,713          100%           31,510,419,778    100%
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LTV Levels Breakdown

------------------------------------------------------------------------------
                               Number           Value (GBP) % of Total

0% < 25%                       11,746            463,322,377     1.47%

> = 25% < 50%                  39,822           3,029,229,121    9.61%

> = 50% < 55%                  12,727           1,176,027,746    3.73%

> = 55% < 60%                  13,865           1,353,669,271    4.30%

> = 60% < 65%                  16,075           1,645,554,306    5.22%

> = 65% < 70%                  19,478           2,013,023,145    6.39%

> = 70% < 75%                  25,578           2,682,645,085    8.51%

> = 75% < 80%                  26,108           3,026,649,459    9.61%

> = 80% < 85%                  41,941           4,657,856,762   14.78%

> = 85% < 90%                  40,500           4,080,937,691   12.95%

> = 90% < 95%                  60,280           5,134,112,066   16.29%

> = 95% < 100%                 25,086           2,211,014,868    7.02%

> = 100%                         507             36,377,880      0.12%

Total                          333,713         31,510,419,778   100.0%
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Repayment Method

------------------------------------------------------------------------------
                               Number           Value (GBP)   % of Total

Endowment                      23,699           1,832,587,293    5.82%

Interest Only                  59,335           8,692,260,656   27.59%

Pension Policy                   572             58,343,223      0.19%

Personal Equity Plan            1,037            77,796,374      0.25%

Repayment                      249,070         20,849,432,232   66.17%

Total                          333,713         31,510,419,778   100.00%
------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------
                               Number           Value (GBP) % of Total

Full Time                      290,578         25,851,304,300   82.04%

Part Time                       4,315            284,481,852     0.90%

Retired                          459             14,647,182      0.05%

Self Employed                  35,180           5,200,205,484   16.50%

Other                           3,181            159,780,960     0.51%

Total                          333,713         31,510,419,778   100.00%
------------------------------------------------------------------------------

----------------------------------------------------------------
NR Current Existing Borrowers' SVR                  6.84%

Effective Date of Change                      1 September 2004
----------------------------------------------------------------

Notes    Granite Mortgages 04-2 plc

------------------------------------------------------------------------------
             Outstanding       Rating          Reference Rate   Margin
                          Moodys/S&P/Fitch

Series 1

A1          $39,920,234      Aaa/AAA/AAA            3.09%        0.04%

A2         $1,322,800,000    Aaa/AAA/AAA            3.12%        0.07%

B           $40,300,000       Aa3/AA/AA             3.22%        0.17%

M           $33,200,000        A2/A/A               3.33%        0.28%

C           $73,500,000     Baa2/BBB/BBB            3.75%        0.70%

Series 2

A1       (euro)1,340,000,000 Aaa/AAA/AAA            2.28%        0.14%

A2        (GBP)244,000,000   Aaa/AAA/AAA            5.13%        0.14%

B         (euro)92,000,000    Aa3/AA/AA             2.41%        0.27%

M         (euro)53,500,000     A2/A/A               2.54%        0.40%

C         (euro)89,000,000  Baa2/BBB/BBB            2.94%        0.80%

Series 3

A         (GBP)752,100,000   Aaa/AAA/AAA            5.15%        0.16%

B          (GBP)38,900,000    Aa3/AA/AA             5.31%        0.32%

M          (GBP)26,500,000     A2/A/A               5.46%        0.47%

C          (GBP)48,500,000  Baa2/BBB/BBB            5.84%        0.85%
------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------
                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)        (GBP)206,069,892   6.41%

Class C Notes ((GBP) Equivalent)              (GBP)150,734,519   4.69%
------------------------------------------------------------------------------

                                                            % of Funding Share

Class B and M Notes ((GBP) Equivalent)        (GBP)206,069,892   1.11%

Class C Notes ((GBP) Equivalent)              (GBP)150,734,519   0.81%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Granite Mortgages 04-2 Reserve Fund Requirement(GBP)44,900,000   0.24%

Balance Brought Forward                        (GBP)44,900,000   0.24%

Drawings this Period                               (GBP)0        0.00%

Excess Spread this Period                      (GBP)5,745,441    0.03%

Funding Reserve Fund Top-up this Period*       -(GBP)5,745,441  -0.03%

Current Balance                                (GBP)44,900,000   0.24%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Funding Reserve Balance                        (GBP)69,609,984   0.37%

Funding Reserve %                                   1.0%          NA
------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.